Contact

www.linkedin.com/in/erika-biancospino-35411879 (LinkedIn)

Top Skills

Substance Misuse Recovery Specialist

Chief Operating Officer

Leadership

Erika Biancospino

"For the People, By the People, Ride Sharing Done Right"

Miami-Fort Lauderdale Area

Experience

Vlue

Co-Founder & COO

January 2019 - Present (6 years)

Miami, Florida, United States

Education

Albizu University - Miami Campus

Psychology

Miami Dade College

Associate of Science - AS, Educational/Instructional Technology · (2008 - 2012)